`	BMO Capital Markets 115 South LaSalle Street Chicago, IL 60603 www.bmocm.com

Exhibit 99.1

December 17, 2019

Special Committee of the Board of Directors

Steadfast Income REIT, Inc.

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

Members of the Special Committee:

We hereby consent to the inclusion of our opinion letter, dated August 5, 2019, to the Special Committee of the Board of Directors of Steadfast Income REIT, Inc. (“SIR”) as Annex C to, and reference to such opinion letter under the headings “Summary—Opinion of the SIR Special Committee’s Financial Advisor” and “The SIR Merger—Opinion of BMO Capital Markets Corp.” in, the proxy statement/prospectus relating to the proposed merger involving SIR and Steadfast Apartment REIT, Inc. (“STAR”), which proxy statement/prospectus forms a part of Amendment No. 1 to the Registration Statement on Form S-4 of STAR (the “Amended Registration Statement”). Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Amended Registration Statement and that our opinion letter is not to be used, circulated, quoted or otherwise referred to, for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement (including any subsequent amendments to the Amended Registration Statement) or any other document, except in accordance with our prior written consent. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Amended Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ BMO Capital Markets Corp.

BMO Capital Markets Corp.